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13013937

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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SEC Mail Processing Section
MAR 1 - 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53035

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1,2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stock USA Execution Service, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1717 Route 6
(No. and Street)

Carmel	NY	10512
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Timothy Looney 845-225-5132
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Louis Sternbach & Company, LLP
(Name – *if individual, state last, first, middle name*)

1333 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/9/13

OATH OR AFFIRMATION

I, Timothy Looney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stock USA Execution Service, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

DANIEL T. BARDELLI
Notary Public, State of New York
No. 01BA6052571
Qualified in Putnam County
Commission Expires December 26, 2014

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STOCK USA EXECUTION SERVICES, INC.

FINANCIAL STATEMENTS AND EXHIBITS

Independent Auditors' Report

Statement of Financial Condition as of December 31, 2012

Statement of Income for the year ended December 31, 2012

Statement of Changes in Shareholders' Equity for the year ended December 31, 2012

Statement of Changes in Liabilities Subordinated to Claims of General Creditors for the year ended December 31, 2012

Statement of Cash Flows for the year ended December 31, 2012

Notes to Financial Statements

Schedules:

- Computation of Net Capital
- Computation of Aggregate Indebtedness
- Reconciliation of Net Capital to Submitted Unaudited Net Capital
- Computation of Basic Net Capital Requirement
- SIPC Supplemental Report
- Auditors' Report on Internal Control

LOUIS STERNBACH & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Stock USA Execution Services, Inc.

We have audited the accompanying statement of financial condition of Stock USA Execution Services, Inc. (the Company) as of December 31, 2012, and the related statements of income, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under CFTC. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stock USA Execution Services, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I required by Rule 17A-5 of the Securities and Exchange Commission and Regulation 1.10 under CFTC is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Louis Sternbach + Company, LLP

Certified Public Accountants

February 20, 2013
New York, New York

1333 BROADWAY NEW YORK, NY 10018 TEL. (212) 695-6660 FAX (212) 695-7945

STOCK USA EXECUTION SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2012

ASSETS

Cash in bank		$1,123,894
Commissions receivable		491,975
Rebates receivable		189,388
Prepaid expenses		33,843
Securities, at market		6,510
Clearing deposits		603,011
Fixed assets (net of less accumulated depreciation of $107,622)		48,483
		$2,497,104

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES		
Due to broker		$ 145,950
Accrued expenses and taxes payable		1,163,164
		1,309,114
COMMITMENTS AND CONTINGENT LIABILITIES		
SHAREHOLDER'S EQUITY		
Common stock	$ 200	
Capital in excess of par value	45,347	
Retained earnings	1,142,443	
Total Shareholder's Equity		1,187,990
		$2,497,104

The accompanying notes are an integral part of these financial statements

STOCK USA EXECUTION SERVICES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2012

INCOME		
Commission income		$9,862,235
Trading profits		291,974
Other income		1,714,108
Interest income		1,244
Total Income		11,869,561
EXPENSES		
Employee compensation and benefits	$2,019,936	
Clearing and execution fees	7,040,147	
Communication and data processing	1,604,268	
Interest expense	11,241	
Occupancy	76,473	
Other expenses	496,555	
Depreciation	21,081	
Total Expenses		11,269,701
INCOME BEFORE PROVISION FOR INCOME TAXES		599,860
PROVISION FOR INCOME TAXES		3,750
NET INCOME		$ 596,110

The accompanying notes are an integral part of these financial statements

STOCK USA EXECUTION SERVICES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2012

BALANCE - JANUARY 1, 2012		$1,225,330
Add:	Net income	596,110
		1,821,440
Less:	Distribution of Sub-chapter S income	633,450
BALANCE - DECEMBER 31, 2012		$1,187,990

The accompanying notes are an integral part of these financial statements

STOCK USA EXECUTION SERVICES, INC.

STATEMENT OF LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2012

SUBORDINATED LIABILITIES - JANUARY 1, 2012	$ -0-
SUBORDINATED LIABILITIES - DECEMBER 31, 2012	$ -0-

The accompanying notes are an integral part of these financial statements

STOCK USA EXECUTION SERVICES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2012

CASH FLOW FROM OPERATING ACTIVITIES	
Net Income	$ 596,110
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	21,081
(Increase) decrease in Commissions receivable	(110,907)
(Increase) decrease in Rebates receivable	(189,388)
(Increase) decrease in Prepaid expenses	(5,233)
(Increase) decrease in Securities, at market	101,525
(Increase) decrease in Clearing deposits	20
(Increase) decrease in Miscellaneous receivables	70,223
Increase (decrease) in Due to broker	126,659
Increase (decrease) in Accrued expenses and taxes payable	306,959
Increase (decrease) in Securities, short position, at market	(17,676)
Net Cash Provided by Operating Activities	899,373
CASH FLOW FROM INVESTING ACTIVITIES	
Acquisition of fixed assets	(5,047)
Net Cash (Used in) Investing Activities	(5,047)
CASH FLOW FROM FINANCING ACTIVITIES	
Distribution of Sub-chapter S earnings	(633,450)
Net Cash (Used in) Financing Activities	(633,450)
INCREASE IN CASH	260,876
CASH - BEGINNING OF YEAR	863,018
CASH - END OF YEAR	$ 1,123,894

SUPPLEMENTAL CASH FLOW INFORMATION

Amount paid for:

Interest expense

Taxes

The accompanying notes are an integral part of these financial statements

STOCK USA EXECUTION SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012

NOTE 1 - ORGANIZATION

Stock USA Execution Services, Inc. ("the Company"), formerly Stock USA Investments, Inc. was incorporated in state of the New York in 1999. During 2001, the Company received authorization to engage in the business of performing security transactions for investors and business (clients) as a securities broker-dealer. The company is a member of FINRA, and NFA and is registered with the Securities and Exchange Commission. The Company also allows its clients access to use any of its registered representatives to complete security transactions or directly complete any security transaction on line. The Company operates as an introducing broker through its clearing broker, Penson Financial Services, Inc. on a fully disclosed basis.

The Company does not hold funds or securities for, or owe any money or securities to customers and does not carry accounts of, or for customers. Customers send money directly to the clearing organization for deposit into the Company's accounts. The Company collects commission fees for its services to its customers. The Company is currently registered to do business in many states.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company has adopted the accrual basis of accounting in the preparation of its financial statements. Consequently, revenue is recognized when earned and expenses are recognized when incurred. Proprietary securities transactions and commissions revenues are recorded on a trade date basis.

Use of Estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of these financial statements are prudent and reasonable. Actual results could differ from those estimates.

Cash and Cash Equivalents

For financial statements purposes the Company considers demand deposits and money market funds to be cash and cash equivalents.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Fixed Assets

Depreciation has been provided primarily by the use of the straight line method over the estimated useful life of the assets. Maintenance and repair costs are charged to operations as incurred, renewals and betterments are charged to the appropriate asset accounts. On retirement or sale of the property, the respective property accounts are reduced by the cost of the property retired or sold and accumulated depreciation thereon is eliminated, and the resulting profits and losses are credited or charged to operations.

Income Taxes

The Company is organized as a Sub-Chapter S Corporation for income tax purposes. No provision has been made for federal or state taxes, since they are the personal responsibility of the shareholder.

NOTE 3 - COMMITMENTS AND CONTINGENT LIABILITIES

The Company's future minimum lease commitments under real estate leases are as follows:

YEAR ENDED	
December 31, 2013	$ 74,531
December 31, 2014	63,655
	$138,186

Rent expense for the year ended December 31, 2012 totaled $72,000.

A customer has filed a complaint with FINRA alleging that the Company illegally debited the customer's account in the amount of $990,000. The customer demands return of the funds. The customer has not filed a civil complaint or arbitration before FINRA as mandated by the relevant rules and regulations. Management has denied this allegation and plans to vigorously contest this complaint. Management states that the customer's account was debited for ECN fees which the company was legally entitled to in the amount of $391,429 and, has reserved for this amount in their financial statements. The Company believes the customer complaint, though unasserted, is without merit. The outcome cannot be predicted.

NOTE 4 - BROKERAGE ACTIVITIES

All transactions for the Company's customers are cleared through a carrying broker-dealer (the "clearing firm") on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying financial statements. The Company is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions. As of December 31, 2012, customer obligations to the clearing firm were collateralized by cash and securities with a market value in excess of their obligations.

NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered securities broker, member of the Financial Industry Regulatory Authority, Inc., (FINRA), and National Futures Association, (NFA), the Company is subject to the Securities and Exchanges Commissions Uniform Net Capital Rule which requires that the Company maintain minimum net capital, as defined, of 6 2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater. At December 31, 2012, the Company had net capital of $1,053,381 which exceeded the requirements by $953,381.

NOTE 6 - CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash in banks excess of the U.S. Federal Deposit Insurance Corporation (FDIC) insured $250,000 limit. Management believes that the Company is not exposed to any significant credit risk related to cash.

NOTE 7 - FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The level of the fair value hierarchy under FASB, ASC 820 are described as follows:

NOTE 7 - FAIR VALUE MEASUREMENTS – continued

Level 1- Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in an active market. This level includes common stocks, corporate bonds or mutual funds based on the closing price reported in the active market where the securities are traded.

Level 2- Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liabilities, inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The disclosure of fair value of certain financial assets and liabilities that are recorded at cost is as follows:

Cash- The carrying value approximates fair value due to the short maturity of these instruments.

Receivables- The carrying value of all receivables approximates fair value due to the short maturity of these assets.

All other assets and liabilities carried at cost- The carrying value of all other assets and liabilities carried at cost approximates their fair value due to the short maturity of these assets and liabilities.

The fair value of all of the trading account listed below as of December 31, 2012 are based on adjusted, quoted prices in active markets as of the measurement date (Level 1 inputs).

Securities, at market	$6,510

NOTE 8 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events from January 1, 2012 through February 20, 2013, the date which the financial statements were available to be issued. There were no subsequent events that would be deemed to have a material effect on the financial statement.

STOCK USA EXECUTION SERVICES, INC.

COMPUTATION OF NET CAPITAL

AS OF DECEMBER 31, 2012

TOTAL SHAREHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL		$1,187,990
DEDUCTIONS OR CHARGES:		
Non-allowable assets:		
Prepaid expenses	$ 33,843	
Net book value of fixed assets	48,483	
Other non-allowable assets	41,298	
Total Deductions Or Charges		123,624
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		1,064,366
HAIRCUTS		
Other securities		
Total Haircuts		10,985
NET CAPITAL		$1,053,381

STOCK USA EXECUTION SERVICES, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS

AS OF DECEMBER 31, 2012

AGGREGATE INDEBTEDNESS LIABILITIES

Due to broker	$ 145,950
Accrued expenses and taxes	1,163,164
TOTAL AGGREGATE INDEBTEDNESS	$1,309,114
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	124.27%

STOCK USA EXECUTION SERVICES, INC.

RECONCILIATION OF NET CAPITAL TO SUBMITTED UNAUDITED NET CAPITAL

AS OF DECEMBER 31, 2012

NET CAPITAL PER UNAUDITED X17A-5		$1,078,153
Adjustments:		
Write off of worthless securities	30,279	
Decrease in haircuts	(5,507)	24,772
NET CAPITAL PER AUDITED REPORT		$1,053,381

STOCK USA EXECUTION SERVICES, INC.

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

AS OF DECEMBER 31, 2012

MINIMUM NET CAPITAL REQUIRED - 6 2/3% OF TOTAL AGGREGATE INDEBTEDNESS	$ 87,318
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING DEALER	$ 100,000
NET CAPITAL REQUIREMENT	$ 100,000
EXCESS NET CAPITAL	$ 953,381
EXCESS NET CAPITAL AT 1000%	
(Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement of reporting broker or dealer	$ 922,470

LOUIS STERNBACH & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountants' Report on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconcilition

To the Board of Directors
Stock USA Execution Services, Inc.
1717 Route 6
Carmel, NY 10512

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012 which were agreed to by Stock USA Execution Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., NFA and SIPC, solely to assist you and other specified parties in evaluating Stock USA Execution Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Stock USA Execution Services, Inc.'s management is responsible for Stock USA Execution Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of any opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Louis Sternbach & Company, LLP

Certified Public Accountants

February 20, 2013
New York, New York

STOCK USA EXECUTION SERVICES, INC.

SIPC SUPPLEMENTAL REPORT

AS OF DECEMBER 31, 2012

TOTAL REVENUE		$11,869,561
Less:		
Revenue from commodity transactions		63,024
Commissions, floor broker and clearance paid to other SIPC, members in accordance with securities transactions		7,040,147
Advertising and marketing		10,777
		7,113,948
SIPC NET OPERATING REVENUE		$4,755,613
GENERAL ASSESSMENT AT .0025		$ 11,889
Less payments made with SIPC-6 - July 26, 2012	$8,308	
SIPC-7 - February 20, 2013	4,563	12,871
OVERPAYMENT		$ 982

LOUIS STERNBACH & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Auditors' Report on Internal Control

To the Board of Directors
Stock USA Execution Services, Inc.

In planning and performing our audit of the financial statements of Stock USA Execution Services, Inc. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

In addition, as required by Regulation 1.16 under the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests for such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17

2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations

3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 under CFTC

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination or deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain commodity customer and firm assets that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2012 to meet SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, FINRA, NFA and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Louis Sternbach & Company, LLP

Certified Public Accountants

February 20, 2013
New York, New York